EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Year Ended December 31,
	2007		2006		2005		2004		2003

Income from continuing operations	$227,817		$156,501		$118,779		$116,221		$227,432
Fixed charges	140,517		81,451		65,263		50,393		44,536
Adjusted earnings	$368,334		$237,952		$184,042		$166,614		$271,968

Fixed charges and preferred distributions:
Interest on indebtedness and amortization of deferred finance costs	$140,517		$81,451		$65,263		$50,393		$44,536
Preferred distributions	26,769		7,656		7,656		9,674		14,780
Total combined fixed charges and preferred distributions	$167,286		$89,107		$72,919		$60,067		$59,316

Ratio of earnings to combined fixed charges and preferred distributions	2.20	x	2.67	x	2.52	x	2.77	x	4.59	x